082-35029



Westfield Group
11601 Wilshire Boulevard
11th Floor
Los Angeles, CA 90025-1748
Telephone: (310)575-6057
Facsimile: (310)478-8776



April 23, 2008

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Westfield Group: File No. 082-35029

Enclosed are copies of each of the i) form letter to Members regarding the Annual General Meeting of Westfield Holdings Limited, ii) Notice of Meeting for the Annual General Meeting of Westfield Holdings Limited, and iii) Proxy form in respect of the Annual General Meeting of Westfield Holdings Limited. The form letter containing these items was sent to the Members of Westfield Holdings Limited on April 23, 2008. This distribution is submitted to you in order to maintain our exemption pursuant to Rule 12g-2(b) under the Securities Exchange Act of 1934.

In order to acknowledge receipt of these documents, please stamp the enclosed copy of this letter, and return it to us in the enclosed envelope.

Yours Truly,

Ms. Elizabeth P. Satterthwaite
Title: Senior Vice President & Assistant Secretary

Enclosures

4/25

23 April 2008



Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTFIELD GROUP (ASX:WDC)
NOTICE OF MEETING AND PROXY FORM FOR AGM

The following documents have been dispatched to Members:

1. Notice of Meeting for the Annual General Meeting of Westfield Holdings Limited to be held on Friday, 23 May 2008 commencing at 10:00 am; and

2. Proxy form in respect of the 23 May 2008 Annual General Meeting of Westfield Holdings Limited.

Copies of these documents are attached.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

Encl.



Westfield Holdings Limited

Notice of Meeting & Explanatory Notes


Westfield



Westfield Holdings Limited
ABN 66 001 671 496
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
www.westfield.com

11 April 2008

Dear Member

I am pleased to invite you to attend the Annual General Meeting of Westfield Holdings Limited to be held on Friday 23 May 2008.

The meeting will be held at the Grand Ballroom of the Sofitel Wentworth located at 61 – 101 Phillip Street, Sydney commencing at 10.00am. Registration for the meeting will commence at 9.00am.

The notice of meeting, explanatory notes and a map setting out the venue location are included in this booklet. A proxy form is also enclosed.

The meeting will be webcast live on the Westfield Group's website at *www.westfield.com/corporate* and will also be archived on this site for later viewing.

If you are unable to attend the meeting, I encourage you to complete and return the proxy form to Computershare Investor Services Pty Limited either by mailing it using the enclosed reply paid envelope or by sending it by fax to (03) 9473 2118. Alternatively, you can lodge your proxy online at *www.westfield.com/corporate/investor*. Proxies must be received no later than 10.00am on Wednesday 21 May 2008.

We are proposing to amend the rules of the Group's Distribution Reinvestment Plan ("DRP") to permit Members to elect to participate in the DRP, or change their level of participation, on-line. It is anticipated that amended DRP rules will be announced to the ASX on, and available on the Westfield Group's website at *www.westfield.com/corporate* from, 2 June 2008.

Yours sincerely

Frank P Lowy AC
Chairman

Notice is hereby given that the Annual General Meeting of Members of Westfield Holdings Limited ("Company") will be held at the Grand Ballroom of the Sofitel Wentworth located at 61 – 101 Phillip Street, Sydney, on Friday 23 May 2008 commencing at 10.00am.

Additional information concerning the proposed resolutions is contained in the Explanatory Notes which accompany and form part of this Notice of Meeting.

The business to be considered at the meeting is as follows:

Financial Statements and Reports

1. To discuss the Company's financial statements and reports for the year ended 31 December 2007.

Remuneration Report

To consider and, if thought fit, to pass the following non binding resolution as an ordinary resolution of the Company:

2. **THAT** the Company's Remuneration Report for the year ended 31 December 2007 be approved.

Election of Directors

To consider and, if thought fit, to pass the following resolutions as ordinary resolutions of the Company:

3. **THAT** Frank P Lowy AC, being a Director who retires by rotation in accordance with the Company's Constitution and, being eligible, offers himself for re-election, is re-elected as a Director of the Company.

4. **THAT** David H Lowy AM, being a Director who retires by rotation in accordance with the Company's Constitution and, being eligible, offers himself for re-election, is re-elected as a Director of the Company.

5. **THAT** David M Gonski AC, being a Director who retires by rotation in accordance with the Company's Constitution and, being eligible, offers himself for re-election, is re-elected as a Director of the Company.

6. **THAT** Professor Judith Sloan, being a Director who was appointed by the Directors during the year as an additional Director and whose appointment as a Director expires at the conclusion of the Annual General Meeting of the Company and, being eligible, offers herself for election, is elected as a Director of the Company.

7. **THAT** John McFarlane, being a Director who was appointed by the Directors during the year as an additional Director and whose appointment as a Director expires at the conclusion of the Annual General Meeting of the Company and, being eligible, offers himself for election, is elected as a Director of the Company.

Increase In Directors' Fees
To consider and, if thought fit, to pass the following resolution as an ordinary resolution of the Company:

8. **THAT**, for the purposes of Listing Rule 10.17 and Article 10.9(a) of the Constitution of the Company, the maximum aggregate fees payable to Directors be increased by $700,000 from $1.8 million to $2.5 million per annum.

Voting Exclusion Statement
Resolution 8: Any vote cast on Resolution 8 by the Directors and their associates (collectively "Excluded Persons") will be disregarded.

However, the Company need not disregard a vote if it is cast by:

- one of the Excluded Persons or their associates as a proxy for a person who is entitled to vote and if the vote is cast in accordance with the directions on the proxy form; or

- the person chairing the meeting as proxy for a person who is entitled to vote and is cast in accordance with a direction on the proxy form to vote as the proxy decides.

Proxies
If you do not plan to attend the meeting in person, you are encouraged to complete and return the proxy form which accompanies this Notice of Meeting.

- A Member entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote for the Member at the meeting.

- If a Member is entitled to two or more votes, they may appoint two proxies and each proxy must be appointed to represent a specified proportion of the Member's voting rights. If you wish to appoint a second proxy, please contact the Company's Registry, Computershare Investor Services Pty Limited, on 1300 132 211 for the relevant form.

- A proxy need not be a Member.

- To be valid, the proxy form and any power of attorney or other authority (if any) under which it is signed (or a certified copy of it) must be received before 10.00am (Sydney Time) on Wednesday, 21 May 2008 ("Proxy Deadline").

Proxy forms may be submitted in one of the following ways:

(i) by post in the reply paid envelope provided. Please allow sufficient time so that it reaches Computershare Investor Services Pty Limited by the Proxy Deadline;

(ii) online at *www.westfield.com/corporate/investor*. You will need your Security Holder Reference Number (SRN) or Holder Identification Number (HIN) which is shown in the top right corner of the proxy form;

(iii) by fax to Computershare Investor Services Pty Limited on (03) 9473 2118;

(iv) by hand delivery to Computershare Investor Services Pty Limited, Level 2, 60 Carrington Street, Sydney NSW 2000; or

(v) by delivery or fax to the registered office of the Company at Level 24, Westfield Towers 100 William Street, Sydney, Fax (02) 9357 7131.

Any proxy form sent by fax must be received by the Proxy Deadline.

Corporate Representative

If your holding is registered in a company name, a corporate Member may appoint a person to act as its representative to attend the meeting by providing that person with:

(i) a letter or certificate authorising him or her as the company's representative, executed in accordance with the company's constitution; or

(ii) a copy of the resolution appointing the representative, certified by a secretary or director of the corporate Member.

Entitlement to Vote

Only registered holders of Westfield Group stapled securities as at 7.00pm (Sydney Time) on Wednesday, 21 May 2008 will be eligible to attend and vote at the meeting.

A Member who is entitled to vote at the meetings may submit a written question to the auditor if the question is relevant to:

- the content of the auditor's report to be considered at the meeting; or
- the conduct of the audit of the annual financial report to be considered at the meeting.

The question may be submitted by giving it to the Company no later than the fifth business day before the meeting is to be held.

By Order of the Board of Westfield Holdings Limited.

Simon J Tuxen
Company Secretary

Sydney, 11 April 2008

Explanatory Notes

Item 2

Remuneration Report

The 2007 Directors' Report includes a section called the "Remuneration Report". This report is set out on pages 99 to 113 of the 2007 Annual Report. The Corporations Act 2001 requires listed companies to put the Remuneration Report for each financial year to a resolution of members at the company's Annual General Meeting. Under the Corporations Act 2001, the vote is advisory only, and does not bind the Directors.

Election of Directors

The Westfield Group Board of Directors recommends the election of each of the Directors standing for election or re-election as outlined in items 3 to 7. Each Director who is standing for election or re-election abstained from any consideration by the Board on their election or re-election.



Item 3

Re-election of Frank P Lowy AC

Frank Lowy is Executive Chairman and co-founder of the Westfield Group. He is the founder and Chairman of the Lowy Institute for International Policy, a member of The Brookings Institution's International Advisory Council, and Chairman of Football Federation Australia. Mr Lowy is Chairman of the Westfield Group Nomination Committee.



Item 4

Re-election of David H Lowy AM

David Lowy was appointed Non-Executive Deputy Chairman of the Company in June 2000. He holds a Bachelor of Commerce degree from the University of NSW. Mr Lowy joined Westfield in 1977 and was appointed Executive Director in 1981 and became Managing Director in 1987, a position he held until June 2000. He is a principal of LFG Holdings, a director of Publishing and Broadcasting Limited and the founder and President of Temora Aviation Museum. Mr Lowy is Chairman of the Westfield Group Board Risk Management Committee.



Item 5

Re-election of David M Gonski AC

David Gonski was appointed as a Non-Executive Director of the Company in 1985. He holds degrees in law and commerce from the University of NSW. Mr Gonski is Chairman of Investec Bank Australia Limited and Coca-Cola Amatil Limited. He is a Director of ASX Limited and Singapore Airlines Limited, Chairman of Sydney Grammar School and Chancellor of the University of NSW. Mr Gonski is a member of the Westfield Group Audit & Compliance Committee, Remuneration Committee and the Nomination Committee.

The Board considers that Mr Gonski is an independent Director.



Item 6
Election of Professor Judith Sloan
Professor Judith Sloan was appointed by the Board of the Company as an additional Non-Executive Director in February 2008. As required by the Constitution of the Company and the ASX Listing Rules, Professor Sloan submits herself for election as a Director.

Professor Sloan is a Commissioner of the Productivity Commission and the Australian Fair Pay Commission, Chairman of Babcock & Brown Communities Limited and a director of Santos Limited. She holds a degree in Economics from the University of Melbourne, a Master of Arts degree in Economics specialising in Industrial Relations, also from the University of Melbourne and a Master of Science degree in Economics from the London School of Economics. Professor Sloan has held academic appointments at the University of Melbourne and Flinders University and is a member of the Board of the Lowy Institute for International Policy. Her previous appointments include Deputy Chair of the Australian Broadcasting Corporation and Director of Mayne Group Limited (now known as Symbion Health Limited).

The Board considers that Professor Sloan is an independent Director.



Item 7
Election of John McFarlane
John McFarlane was appointed by the Board of the Company as an additional Non-Executive Director in February 2008. As required by the Constitution of the Company and the ASX Listing Rules, Mr McFarlane submits himself for election as a Director.

Mr McFarlane is the former Chief Executive Officer and Executive Director of Australian & New Zealand Banking Group Limited. Mr McFarlane holds a Master of Arts degree from the University of Edinburgh and an MBA from Cranfield School of Management. He is a director of Old Oak Holdings Limited (UK). He is also a former Group Executive Director of Standard Chartered Plc, the former Head of Citibank in the United Kingdom and former Managing Director of Citicorp Investment Bank Ltd.

The Board considers that Mr McFarlane is an independent Director.

Item 8
Increase in Directors' Fees
For the purposes of Article 10.9 of the Company's Constitution, Member approval is sought to increase the maximum aggregate amount which can be paid as fees to Non-Executive Directors of the Company from $1.8 million to $2.5 million per annum. Additionally, ASX Listing Rule 10.17 provides that a listed company must not, without Member approval, increase the total amount of Non-Executive Directors' fees.

Members last approved an increase in the maximum aggregate amount of fees payable to Non-Executive Directors at the 2004 Annual General Meeting. The current maximum is $1.8 million per annum.

Currently Non-Executive Directors each receive a fee of $150,000 per annum (which is inclusive of superannuation guarantee contributions). Where relevant, Non-Executive Directors also receive a committee attendance fee and an additional fee where that Director acts as deputy chair of the Board or as committee chair. The committee and other applicable fees paid in respect of the 2007 financial year are disclosed in the 2007 Annual Report (at page 100). Non-Executive Directors are not entitled to receive cash bonuses, participate in the Group's equity linked incentive plans or to receive any additional payment or benefit on retirement from the Board.

Following a review of fees by the Remuneration Committee, the Board of the Westfield Group has determined that it is appropriate to increase Non-Executive Directors fees as recommended below.

Moving forward and, subject to Members approving this resolution, total fees (inclusive of superannuation) paid to Non-Executive Directors will be increased from $150,000 to $175,000 per director per annum effective 1 January 2008. No change is proposed in respect of committee or other applicable fees as described above.

If the resolutions put to the meeting are passed, the Board will comprise 12 Directors, nine of whom will be Non-Executive Directors, resulting in proposed total annual fees of $1.575 million. In addition, the fees payable to Non-Executive Directors for service on the Board's standing committees are estimated at an aggregate of $220,000 per annum, giving an annual aggregate of $1.795 million for both Board and committee fees.

The Board is of the view that the proposed increase in the total annual fees payable to Non-Executive Directors is appropriate having regard to the following:

- the current level of Board fees has been in place since 2004 – there has been no increase in Board fees since that time, despite comparable entities listed on the ASX having increased their fees over that period;

- the Westfield Group's record of continuous growth, the global nature of its business and its size and complexity, have resulted in a significant increase in the workload and responsibilities assumed by Directors for which they should be properly remunerated;

- in order to ensure that Non-Executive Directors are fairly and reasonably rewarded for their service on the Boards of the Westfield Group and that the Group will be in a position to continue to attract high calibre members, the Board considers that the proposed increase in fees is appropriate; and

- at the level of fees payable in 2008, the Board would have no flexibility under the current maximum aggregate of fees.

Directions to the Meeting


WYNYARD
STATION
SOFITEL
WENTWORTH
MARTIN PL
STATION

Westfield

022WL10041



Westfield Holdings Limited ABN 66 001 671 496

Proxy Form

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 7045 Sydney
New South Wales 2001 Australia
Enquiries (within Australia) 1300 132 211
(outside Australia) 61 3 9415 4070
Facsimile 61 3 9473 2118
www.computershare.com

Mark this box with an 'X' if you have made any changes to your address details (see reverse) ☐

Appointment of Proxy

I/We being a member/s of Westfield Holdings Limited, am/are entitled to attend and vote hereby appoint

the Chairman of the Meeting (mark with an 'X') ☐ **OR** ☐ If you are not appointing the Chairman of the Meeting as your proxy please write here the full name of the individual or body corporate (excluding the registered securityholder) you are appointing as your proxy.

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the Meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Westfield Holdings Limited, to be held at the Grand Ballroom, Sofitel Wentworth 61-101 Phillip Street, Sydney on Friday 23 May 2008 commencing at 10:00am and at any adjournment of the Meeting.

IMPORTANT: FOR ITEM 8 BELOW (ON NEXT PAGE)

☐ If the Chairman of the Meeting is your nominated proxy, or may be appointed by default, and you have not directed your proxy how to vote on Item 8 below, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of those items and that votes cast by him, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Item 8 and your votes will not be counted in computing the required majority if a poll is called on these items. The Chairman of the Meeting intends to vote undirected proxies in favour of each of these items.

FOR YOUR VOTE TO BE EFFECTIVE THIS PROXY FORM MUST BE RECEIVED BY 10.00AM WEDNESDAY 21 MAY 2008.

YOUR COMPLETE AGM PACK IS AVAILABLE ONLINE, SIMPLY VISIT:
www.westfield.com/corporate/investor

	YOUR SECURE ONLINE ACCESS INFORMATION
☑ Cast your proxy vote	**SRN/HIN:**
☑ Access your annual report	**POST CODE:**
☑ Review and update your securityholding	! FOR SECURITY REASONS IT IS IMPORTANT THAT YOU KEEP YOUR SRN/HIN CONFIDENTIAL.

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business.

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ______ Contact Daytime Telephone ______ Date / /

WDC 15PR 020854_B - V5

Voting directions to your proxy - please mark X to indicate your directions

Item		For	Against	Abstain*
2.	That the Company's Remuneration Report for the year ended 31 December 2007 be approved.			
3.	That Frank P Lowy AC be re-elected as a Director of the Company.			
4.	That David H Lowy AM be re-elected as a Director of the Company.			
5.	That David M Gonski AC be re-elected as a Director of the Company.			
6.	That Professor Judith Sloan be elected as a Director of the Company.			
7.	That John McFarlane be elected as a Director of the Company.			
8.	That the maximum aggregate fees payable to Directors be increased by $700,000 from $1.8 million to $2.5 million per annum.			

How to complete this Proxy Form

1 Your Address

This is your address as it appears on the Westfield Group's securityholders' register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the individual or body corporate you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the full name of that individual or body corporate. If you leave this section blank, or your named proxy does not attend the Meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the Westfield Group. Do not write the name of the issuer company or the registered securityholder in the space.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

If the Chairman of the Meeting is your proxy and you do not direct your proxy how to vote on Item 8, you must mark the box next to the heading "IMPORTANT: FOR ITEM 8 BELOW" or the Chairman of the Meeting will not be able to vote your proxy on that item. **The Chairman of the Meeting intends to vote undirected proxies in favour of Item 8.**

4 Appointment of a Second Proxy

You are entitled to appoint up to two proxies to attend the Meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning Westfield Group's securityholder registry or you may copy this Proxy Form.

To appoint a second proxy you must:

(a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that Proxy Form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded; and

(b) return both Proxy Forms together in the same envelope.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all of the securityholders should sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of a corporate securityholder or proxy is to attend the Meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from Westfield Group's securityholder registry.

Lodgement of a Proxy

To be effective, a duly completed Proxy Form and (where applicable) any power of attorney or a certified copy of the power of attorney must be received by Computershare or at the registered office of Westfield Holdings Limited at an address set out below or submitted online at www.westfield.com/corporate/investor, not less than 48 hours before the time for commencement of the Meeting.

Documents may be lodged using the reply paid envelope or:

IN PERSON	Registered Office - Level 24, Westfield Towers, 100 William Street, Sydney NSW 2011 Australia Securityholder Registry - Computershare Investor Services Pty Limited, Level 2, 60 Carrington Street, Sydney NSW 2000 Australia
BY MAIL	Registered Office - Level 24, Westfield Towers, 100 William Street, Sydney NSW 2011 Australia Securityholder Registry - Computershare Investor Services Pty Limited, GPO Box 242, Melbourne VIC 3001 Australia
BY FAX	Registered Office - 612 9357 7131 Securityholder Registry - 613 9473 2118

END